UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DYNARESOURCE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

268073 10 3
(CUSIP Number)

October 18, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	268073 10 3

☐

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gareth Nichol

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia and United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
5,925,768

6.	SHARED VOTING POWER
0

7.	SOLE DISPOSITIVE POWER
5,925,768

8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,925,768

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.65%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based upon 29,658,995 shares of common stock of Issuer outstanding as of October 18, 2024, and assumes the conversion of 500,000 shares of Issuer’s Series D Convertible Preferred Stock (the “Series D Preferred Stock”) presently held and convertible by reporting person into 500,000 shares of Issuer’s common stock.

CUSIP No.	268073 10 3

Item 1.	(a)	Name of Issuer:

DynaResource, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

222 W. Las Colinas Blvd. Suite 1910 North Tower Irvin, TX 75039

Item 2.	(a)	Name of Person Filing:
Gareth Nichol

	(b)	Address of Principal Business Office, or if None, Residence:

5 Greenridge Rd. Greenwood Village, CO 80111

	(c)	Citizenship:

Australia and United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

268073 10 3

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Item 3.	If This Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

	(a)	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 2(a) is incorporated by reference.

(a) Amount beneficially owned:

  Mr. Nichol may be deemed to beneficially own 5,925,768 shares of Issuer’s common stock, comprised of 5,425,768 shares of Issuer’s common stock, and 500,000 shares of Issuer’s common stock which may be acquired by Mr. Nichol upon full conversion of 500,000 shares of the Series D Preferred Stock presently held by Mr. Nichol.

(b) Percent of class:

The number of shares of Issuer’s common stock Mr. Nichol may be deemed to beneficially own constitutes approximately 19.65% of the Issuer’s common stock outstanding (assuming full conversion of the Series D Preferred Stock held by Mr. Nichol).

(c) Number of shares as to which the person has:

 (i) Sole power to vote or to direct the vote: 5,925,768

 (ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 5,925,768

 (iv) Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of October, 2024

/s/ Gareth Nichol

Gareth Nichol, an individual